CHINA MASS MEDIA ANNOUNCES ORDINARY SHARE-TO-ADS RATIO CHANGE AND SPECIAL CASH DIVIDEND TO SHAREHOLDERS

Beijing, China (October 28 , 2011) – China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading television advertising company in China, today announced that it will change the ratio of its ordinary shares to American depositary share (“ADSs”) from 30:1 to 300:1, effective on November 28, 2011.  For the Company’s ADS holders, this ratio change will have the same effect as a one-for-ten ADS consolidation.  Cash will be paid to ADS holders in lieu of any fractional ADSs entitlements resulting from the ratio change.  There will be no change to China Mass Media’s underlying ordinary shares.

The Company also declared a special cash dividend of US$0.07667 per share on the Company’s ordinary shares.  Shareholders of record as of the close of business on December 9, 2011 will be eligible to receive the special cash dividend.  The distribution of the special dividend is conditional upon the approval of the relevant PRC foreign exchange administrative authorities.  Each of the Company’s ADSs will represent 300 ordinary shares as of the record date for this special cash dividend. Citibank, N.A., the Company's ADS depositary, will pay this dividend to the Company’s ADSs holders on December 23, 2011.

As of June 30, 2011, the Company's net asset value per share was US$0.1055, or US$3.165 per ADS.  If the ADS ratio change had been completed prior to June 30, 2011, the Company's net assets value per ADS would have been US$31.65.  As of June 30, 2011, the Company's cash and cash equivalents and short-term investments balance was US$111,250,682.  If the Company had completed the ADS ratio change and the payment of the proposed special cash dividend on or prior to June 30, 2011, then the balance of the Company's cash and cash equivalents and short-term investments and the Company's net asset value per ordinary share as of that date would have been US$53,780,229 and US$0.0304 (or US$9.12 per ADS), respectively. During the past 12 months, the average trading volume of the Company’s ADSs has been very low, with an average daily trading volume of approximately 39,670 ADSs, which represents less than 0.16% of the Company's issued share capital. For the past 12 months, the average closing price of the ADSs was US$1.96, which is substantially lower than the net asset value per ADS of approximately US$3.165 as of June 30, 2011. Therefore, the special cash dividend is being made to allow shareholders to realize the value of their shares.

Mr. Shengcheng Wang, China Mass Media’s chairman and chief executive officer commented, “We have assessed our capital requirements and decided to return US$57,470,453 to shareholders in the form of a cash dividend.  We believe that, after the dividend payment, we will continue to have sufficient working capital for our operations.  We will continue to focus on our advertising agency and content production businesses in the future.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements about the Company's plans, objectives, expectations, strategies, intentions, or other characterizations of future events or circumstances and are generally identified by the words “will”, “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “seeks”, “would”, and similar expressions.

A number of factors could cause the Company's actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements.  Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company.  China Mass Media does not undertake any obligation to update any forward-looking statements, except as required under applicable law.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.  The Company currently offers approximately 41 minutes of advertising time slots per day on CCTV Channels 1, 2, and 4.  CCTV is the largest television network in China. The Company has produced over 400 advertisements and has won a number of prestigious awards in China and across the world, including the "Gold World Medal" at The New York Festivals® International Television & Film Awards.  For more information, please visit http://www.chinammia.com.

For further information, contact:

China Mass Media Corp.
Julie Sun
CFO
6/F, Tower B, Corporate Square,
35 Finance Street Xicheng District
Beijing, 100033
P. R. China
Phone: +86-10-8809-1050
Email: juliesun@chinammia.com

Christensen
Tip Fleming
Phone: +852-2117-0861
Email: tfleming@christensenir.com

Teal Willingham
Phone: +852-9827-3632
Email: twillingham@christensenir.com